UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Whole Earth Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96684W100

(CUSIP Number)

Sir Martin E. Franklin

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96684W100	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sir Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,905,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,905,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,905,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The percentage calculation is based on 43,073,205 (inclusive of 214,556 shares of Common Stock reserved for issuance upon vesting of restricted stock awards) shares of the Issuer’s Common Stock issued and outstanding as of February 7, 2024.

SCHEDULE 13D

CUSIP No. 96684W100	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,905,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,905,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,905,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

The percentage calculation is based on 43,073,205 (inclusive of 214,556 shares of Common Stock reserved for issuance upon vesting of restricted stock awards) shares of the Issuer’s Common Stock issued and outstanding as of February 7, 2024.

SCHEDULE 13D

CUSIP No. 96684W100	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sababa Holdings FREE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,905,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,905,223

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,905,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

The percentage calculation is based on 43,073,205 (inclusive of 214,556 shares of Common Stock reserved for issuance upon vesting of restricted stock awards) shares of the Issuer’s Common Stock issued and outstanding as of February 7, 2024.

Item 1.	Security and Issuer.

This Amendment No. 4 (the “Amendment No. 4”) is being jointly filed by Sir Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”) and Sababa Holdings FREE LLC (“Sababa”, and together with Franklin and the Franklin Trust, collectively referred to as the “Reporting Persons”) to amend the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission on March 16, 2023 (the “Initial Filing”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Whole Earth Brands, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on June 21, 2023 (“Amendment No. 1”), Amendment No. 2 filed on June 26, 2023 (“Amendment No. 2”) and Amendment No. 3 filed on August 15, 2023 (“Amendment No. 3” and together with the Initial Filing, Amendment No. 1 and Amendment No. 2, the “Statement”). The principal executive offices of the Issuer are located at 125 S. Wacker Drive, Suite 1250, Chicago, Illinois 60606. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the information set forth in Item 4 of this Statement, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented to include the following:

Agreement of Merger

On February 12, 2024, the Issuer, Ozark Holdings LLC, a Delaware limited liability company (“Parent”), Sweet Oak Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement of Merger (the “Merger Agreement”). Franklin is the controlling member of Sababa Partners II LLC, the entity which indirectly owns Parent (“Sababa II”). Upon the terms and subject to the conditions set forth in the Merger Agreement, upon the closing of the transaction, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. The disinterested members of the Board of Directors of the Issuer (the “Board”), acting in reliance upon the recommendation of a special committee of the Board, consisting solely of disinterested members of the Board, have (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, are fair to and in the best interests of the Issuer and the holders of Common Stock (other than the holders of Issuer Excluded Shares (as defined below)), (ii) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the Transactions and (iii) resolved to recommend that the holders of Common Stock vote for the adoption and approval of the Merger Agreement and the Merger.

The purpose of the Transactions is for Parent to acquire all of the outstanding shares of Common Stock that the Reporting Persons do not own. If the Merger is consummated, the Issuer’s Common Stock will cease to be registered under Section 12 of the Securities Exchange Act of 1934 and will be delisted from the Nasdaq Stock Market, and the Issuer will become a privately held subsidiary of Parent.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock owned by the Issuer or any of its wholly owned subsidiaries or Parent or any of Parent’s affiliates, including the Reporting Persons (collectively, “Issuer Excluded Shares”) and (ii) dissenting Common Stock) will be converted into the right to receive cash consideration equal to $4.875 per share of Common Stock (the “Per Share Merger Consideration”), as more thoroughly described in the Merger Agreement.

The Merger Agreement contains customary representations, warranties and covenants of the Issuer, Parent and Merger Sub, including, among others, covenants by the Issuer (i) to conduct its business in the ordinary course during the period between execution of the Merger Agreement and consummation of the Merger and (ii) not to engage in certain expressly enumerated transactions during such period. Under the terms of the Merger Agreement, the Issuer is subject to a customary “no-shop” provision that restricts the Issuer and its representatives from soliciting a Takeover Proposal (as defined in the Merger Agreement) from third parties or providing information to or participating in any discussions or negotiations with third parties regarding any Takeover Proposal. However, prior to the receipt of the requisite approval of the holders of Common Stock, the “no-shop” provision permits the Issuer, under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, to provide non-public information and engage in discussions and negotiations with respect to an unsolicited Takeover Proposal that would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement).

As promptly as possible following the date of the Merger Agreement, (i) the Issuer shall prepare and cause to be filed with the Securities and Exchange Commission (the “SEC”) a proxy statement on Schedule 14A and (ii) the Issuer and Parent shall jointly prepare and cause to be filed with the SEC a Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of the Merger Agreement by the Issuers’s stockholders.

Pursuant to the Merger Agreement, at the Effective Time, each (i) award of restricted Common Stock shall become immediately fully vested and treated as a share of Common Stock issued and outstanding immediately prior to the Effective Time, (ii) each restricted stock unit award with respect to shares of Common Stock shall become fully vested and, after giving effect to such vesting, automatically be cancelled and converted into the right to receive an amount in cash (less any applicable tax withholding) equal to (A) the total number of shares of Common Stock underlying such award, multiplied by (B) the Per Share Merger Consideration, and (iii) each performance-based restricted stock unit award with respect to shares of Common Stock shall become fully vested based on target level achievement of all performance targets (without application of any modifier) and, after giving effect to such vesting, automatically be cancelled and converted into the right to receive an amount in cash (less any applicable tax withholding) equal to (Y) the total number of shares of Common Stock underlying such award, multiplied by (Z) the Per Share Merger Consideration.

The consummation of the Merger is subject to customary conditions, including, among others, (i) the approval of the Merger by (a) the holders of a majority in voting power of the outstanding Common Stock, voting as a single class, and (b) the holders of sixty-six and two-thirds percent of the outstanding Common Stock not owned by Parent or any of Parent Affiliated Persons (as defined in the Merger Agreement), including the Reporting Persons (together, the “Requisite Vote”), (ii) the absence of any law or order prohibiting the consummation of the Merger, (iii) the expiration of any waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of any approvals required by all other required clearances, consents and approvals from specified antitrust, foreign investment and other regulatory authorities, and (iv) other customary closing conditions relating to the representations, warranties and covenants of each of the Issuer, Parent and Merger Sub, as well as the absence of any Issuer Material Adverse Effect (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for each of the Issuer and Parent, including (i) the right to terminate the Merger Agreement at any time prior to the Effective Time by the mutual written consent of Parent and the Issuer and (ii) the right of either party to terminate the Merger Agreement if (A) the Merger is not consummated on or before August 12, 2024 (the “Outside Date”), (B) any laws or governmental orders prohibit the consummation of the Merger, so long as the terminating party has not breached in any material respects its obligation to use its reasonable best effort to obtain any necessary governmental or contractual approvals required in connection with the Merger, and (C) the Requisite Vote is not obtained.

Parent has the further right to terminate the Merger Agreement at any time prior to the Effective Time if (a) prior to the time the Requisite Vote is obtained, the Board has withdrawn or modified in any manner adverse to Parent its approval or recommendation of the Merger in connection with a Superior Proposal (as defined in the Merger Agreement) (a “Change of Board Recommendation”) or (b) the Issuer shall have breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement which would give rise to the failure of a closing condition and such breach is not capable of being cured prior to the Outside Date or has not been cured within thirty business days after notice of such breach is provided to Parent, so long as either of Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in the Merger Agreement.

The Issuer has the further right to terminate the Merger Agreement at any time prior to the Effective Time if (x) prior to obtaining the Requisite Vote, the Board has determined to accept a Superior Proposal and enter into an Alternative Acquisition Agreement (as defined in the Merger Agreement) (an “Alternative Transaction”), (y) Parent shall have breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach would give rise to a failure of a closing condition and such breach is not capable of being cured prior to the Outside Date or has not been cured within thirty business days after notice of such breach is provided to the Issuer, so as long as the Issuer is not then in material breach of any representation, warranty, agreement or covenant contained in the Merger Agreement (a “Parent Breach”), or (z) all of the closing conditions have been satisfied, the Issuer is prepared, willing and able to consummate the Merger, and Parent fails to consummate the Merger in accordance with the terms of the Merger Agreement (a “Parent Failure to Close”).

In the event that the Merger Agreement is terminated either (i) by the Issuer, in the event of an Alternative Transaction, or (ii) by Parent, in the event that a Change of Board Recommendation has occurred, then, in each instance, concurrently with any such termination, the Issuer has agreed to pay Parent a termination fee equal to $20 million.

The Merger Agreement also provides that Parent is required to pay the Issuer a termination fee of $40 million under certain specified circumstances, including a Parent Breach or a Parent Failure to Close (the “Parent Termination Fee”).

If the Transactions are consummated, the directors of Merger Sub at the Effective Time and the officers listed on Exhibit C of the Merger Agreement shall be the directors and officers of the surviving corporation.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit D, and incorporated by reference herein.

Condtional Contribution Agreement

On February 12, 2024, Sababa entered into an agreement (the “Conditional Contribution Agreement”) with Marpet, the Franklin Trust, Sababa II and Sweet Oak Holdings LP, a newly formed Delaware limited partnership and a wholly owned subsidiary of Sababa II (the “Newco”), pursuant to which (i) effective as of the date thereof, the 50,000 shares of Common Stock held by Marpet were distributed to the Franklin Trust and such shares were then contributed by the Franklin Trust to Sababa (as a capital contribution) and (ii), effective on the closing date of the Merger and prior to the Effective Time, (x) the 8,905,223 shares of Common Stock held by Sababa (inclusive of the 50,000 shares of Common Stock contributed by the Franklin Trust) shall automatically be contributed by Sababa to Sababa II and immediately thereafter, (y) the 8,905,223 shares of Common Stock then held by Sababa II shall automatically be contributed to Newco (in consideration of the issuance by Newco of partnership interests in Newco to Sababa II). At the Effective Time, all 8,905,223 shares of Common Stock held by Newco will be cancelled and cease to exist, for no consideration.

The foregoing summary of the Conditional Contribution Agreement is qualified in its entirety by reference to the full text of the Conditional Contribution Agreement, a copy of which is attached hereto as Exhibit E, and incorporated by reference herein.

Equity Commitment Letter

Contemporaneously with the execution of the Merger Agreement, Newco and Parent entered into an Equity Commitment Letter, dated as of February 12, 2024 (the “Equity Commitment Letter”). Pursuant to the Equity Commitment Letter, Newco has committed to purchase, or cause to be purchased, directly or indirectly, at or prior to the Effective Time, securities of Parent for an aggregate purchase price in cash not to exceed $300,000,000, subject to the terms and conditions set forth in the Equity Commitment Letter.

The commitment contemplated by the Equity Commitment Letter will be funded by Newco with the proceeds of an equity investment in Newco made by Rhône Partners VI L.P., a Cayman Islands limited partnership, Rhône Offshore Partners VI L.P., a Cayman Islands limited partnership, and Rhône Partners VI (DE) L.P, a Delaware limited partnership (collectively, the “Guarantors”) contemporaneoulsy with the Closing, subject to the satisfaction of certain conditions precedent to such investment beyond the conditions set forth in the Merger Agreement.

Debt Commitment Letter

Pursuant to a commitment letter, dated February 12, 2024 (the “Debt Commitment Letter”) provided by Silver Point Finance, LLC (acting directly or indirectly through its parent or one or more of its direct or indirect affiliates, managed funds or accounts) and Fortress Credit Corp. on behalf of itself and/or as agent on behalf of one or more funds or accounts managed by affiliates of Fortress Credit Corp. (collectively, the “Initial Incremental Lenders”) to Parent, the Initial Incremental Lenders committed to provide, on the terms and subject to the conditions set forth in the Debt Commitment Letter, at or prior to the closing of the Merger, an incremental term loan facility of $375,000,000, subject to certain customary conditions.

The foregoing summary of the Debt Commitment Letter is qualified in its entirety by reference to the full text of the Debt Commitment Letter, a copy of which is attached hereto as Exhibit F, and incorporated by reference herein.

Limited Guarantee

In connection with the Merger Agreement, Sababa and the Guarantors provided the Issuer with a Limited Guarantee, dated as of February 12, 2024 (the “Limited Guarantee”), in favor of the Issuer. The Limited Guarantee guarantees, among other things, the payment of the Parent Termination Fee and certain costs and expenses payable by Parent to the Issuer under the Merger Agreement in the event the Merger Agreement is terminated, upon the terms and subject to the conditions set forth in the Limited Guarantee.

The foregoing summary of the Limited Guarantee is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which is attached hereto as Exhibit G, and incorporated by reference herein.

Letter Agreement

Contemporaneously with the execution of the Merger Agreement, the Issuer and the Reporting Persons entered into a Letter Agreement, dated as of February 12, 2024 (the “Letter Agreement”), pursuant to which, if the Merger Agreement is terminated in certain circumstances, (i) the Reporting Persons agreed not to nominate any candidate for election to the Board, or participate in any proxy solicitation related to the election of directors, at the 2024 annual meeting of stockholders, (ii) the Issuer agreed to hold the 2024 and 2025 annual meetings of stockholders within the time frames set forth in the Letter Agreement, and (iii) the parties agreed to cooperate in connection with any stockholder communications, press releases and other public announcements regarding the termination.

The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit H, and incorporated by reference herein.

This Amendment No. 4 is not meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (b) of the Statement are herey amended and restated in their entirety as follows:

(a) – (b)	All percentages above have been calculated based on 43,073,205 (inclusive of 214,556 shares of Common Stock reserved for issuance upon vesting of restricted stock awards) shares of Common Stock issued and outstanding as of February 7, 2024.

As of the date hereof, Franklin and the Franklin Trust beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of an aggregate of 8,905,223 shares of Common Stock held by Sababa.

Paragraph (c) of the Statement is hereby amended by the addition of the following:

(c)

Effective as of February 12, 2024, (i) Marpet distributed 50,000 shares of Common Stock to Franklin Trust, and (ii) Franklin Trust contributed 50,000 shares of Common Stock to Sababa in exchange for limited liability interests in Sababa as consideration thereof.

Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the information set forth above in Item 4 which is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement among the Reporting Persons, dated March 16, 2023 (incorporated by reference to Exhibit A to the Initial Filing filed by the Reporting Persons with respect to the Issuer on March 16, 2023).

Exhibit B – Nonbinding Proposal Letter delivered to the Executive Chairman of the Board of the Issuer, dated as of June 25, 2023 (incorporated by reference to Exhibit B to Amendment No. 2 filed by the Reporting Persons with respect to the Issuer on June 26, 2023).

Exhibit C – Confidentiality Agreement, dated as of August 14, 2023, between Sababa and the Issuer (incorporated by reference to Exhibit C to Amendment No. 3 filed by the Reporting Persons with respect to the Issuer on August 15, 2023).

Exhibit D – Merger Agreement, dated as of February 12, 2024, between Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on February 13, 2024).

Exhibit E – Conditional Contribution Agreement, dated as of February 12, 2024, between Marpet, the Franklin Trust, Sababa, and Newco.

Exhibit F – Debt Commitment Letter, dated as of February 12, 2024, between Parent, Sababa and the Initial Incremental Lenders.

Exhibit G – Limited Guarantee, dated as of February 12, 2024.

Exhibit H – Letter Agreement, dated as of February 12, 2024 between Franklin, the Franklin Trust, Sababa and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

MARTIN E. FRANKLIN

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin

MARTIN E. FRANKLIN REVOCABLE TRUST

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Settlor and trustee of the Martin E. Franklin Revocable Trust

SABABA HOLDINGS FREE, LLC

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Manager